Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr., Esq.
(215) 564-8521
jfeinourjr@stradley.com

July 15, 2020

Filed via EDGAR
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Global Beta ETF Trust (the “Trust”)
(File Nos. 333-232249; 811-23450)

Dear Ms. Brutlag:
On behalf of the Trust, below are the Trust’s responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (“PEA No. 2”) relating to the registration of the Global Beta Low Beta ETF and Global Beta Momentum-Growth ETF series of the Trust (each a “Fund,” collectively the “Funds”).  PEA No. 2 was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2020 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. Below we have provided your comments and the Trust’s responses to those comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in PEA No. 2.
Prospectus

Principal Investment Strategies

1.	Comment: Please note that comments to one Fund apply to both Funds as applicable.

Response: The Trust acknowledges that SEC comments to either Fund shall apply to both Funds as applicable.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

2.	Comment: Please provide the completed fee table and expense example information for each Fund in your response letter.

Response: The completed fee table and expense example for each Fund is attached hereto as Exhibit A.

3.	Comment: Please clarify the circumstances under which the Funds’ expense reimbursement agreement with Global Beta Advisors LLC (the “Adviser”) may be terminated prior to March 31, 2022.

Response:  The Funds’ expense reimbursement agreement may be terminated at any time by the Board, but may not be terminated by the Adviser during the term of the expense reimbursement agreement. Therefore, the Trust will add the following disclosure to footnote 3 to the Annual Fund Operating Expenses table:

This expense reimbursement agreement may be terminated at any time by the Board, but may not be terminated by the Adviser prior to March 31, 2022.

4.	Comment: In the first paragraph under the Principal Investment Strategies section, please define the term “quintile.”

Response: The Trust will add the following parenthetical explanations:

Global Beta Low Beta ETF:

The Target Index is comprised of equity securities of U.S. companies from the S&P 500 in the lowest quintile (i.e., the lowest 20% of the S&P 500) based on their twelve month trailing beta relative to the S&P 500.

Global Beta Momentum-Growth ETF:

The Target Index is comprised of equity securities of U.S. companies from the S&P 500 in the highest quintile (i.e., the highest 20% of the S&P 500) based on their year-over-year revenue growth rate, as measured by their most recently reported quarterly revenue as compared to the quarterly revenue reported four quarters ago (e.g., 2020 Q1 revenue as compared to 2019 Q1 revenue).

5.	Comment: In the Principal Investment Strategies section, please clarify the Adviser’s ongoing involvement with respect to each Target Index.

Response: The Trust will add the following language to the Principal Investment Strategies section of each Fund:

Subject to the Index Provider’s ownership of the S&P 500, the Target Index, the values thereof, and the specifications provided by the Adviser to the Index Provider, are proprietary to the Adviser. The Adviser may from time to time request that the Index Provider make changes to the specifications of the Target Index.

6.	Comment: In the Principal Investment Strategies section, please disclose the cap on the energy sector that is part of the Global Beta Momentum-Growth Factor Index’s methodology.

Response: The Trust will add the following language to the Principal Investment Strategies section of the Global Beta Momentum-Growth ETF prospectus:

In addition, index constituents from the energy sector, as classified by the Global Industry Classification Standard (GICS®), are capped at 3% in the aggregate in the Target Index at each quarterly rebalance when the price of crude oil, as defined by Crude Oil WTI futures (ticker:  CL00), is below its 30 day moving average.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Michael D. Mabry, Esq. at 215-564-8011.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

Exhibit A

Global Beta Low Beta ETF
Fees and Expenses
This table describes the fees and expenses you may pay if you buy and hold shares in the Fund. Transaction costs that may be incurred by the investor, such as brokerage commissions for buying and selling securities, are not reflected in the table below.
Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees(1)	None
Other Expenses(2)	0.07%
Total Annual Fund Operating Expenses	0.36%
Fee Waiver and/or Expense Reimbursement(3)	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.29%
(1)  Pursuant to a Rule 12b-1 distribution and service plan (“Plan”), the Fund may bear a 12b-1 fee not to exceed 0.25% per annum of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees (the “Board”) of Global Beta ETF Trust (the “Trust”) has not currently approved the commencement of any payments under the Plan.
(2)  Based on estimated amounts for the current fiscal year.
(3) The Fund’s investment adviser, Global Beta Advisors LLC (“Adviser”), has agreed to reimburse the Fund through March 31, 2022 for the (i) compensation and expenses of the Trustees who are not interested persons as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), and (ii) fees and expenses of counsel to the Independent Trustees, except for any (a) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Independent Trustees with respect thereto), and (b) extraordinary or non-routine fees or expenses. This expense reimbursement agreement may be terminated at any time by the Board, but may not be terminated by the Adviser prior to March 31, 2022.

Example
The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The example reflects the Fund’s expense reimbursement described above through March 31, 2022. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:
1 YEAR	3 YEARS
$30	$101

Global Beta Momentum-Growth ETF
Fees and Expenses
This table describes the fees and expenses you may pay if you buy and hold shares in the Fund. Transaction costs that may be incurred by the investor, such as brokerage commissions for buying and selling securities, are not reflected in the table below.
Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees(1)	None
Other Expenses(2)	0.07%
Total Annual Fund Operating Expenses	0.36%
Fee Waiver and/or Expense Reimbursement(3)	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.29%
(1)  Pursuant to a Rule 12b-1 distribution and service plan (“Plan”), the Fund may bear a 12b-1 fee not to exceed 0.25% per annum of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees (the “Board”) of Global Beta ETF Trust (the “Trust”) has not currently approved the commencement of any payments under the Plan.
(2)  Based on estimated amounts for the current fiscal year.
(3) The Fund’s investment adviser, Global Beta Advisors LLC (“Adviser”), has agreed to reimburse the Fund through March 31, 2022 for the (i) compensation and expenses of the Trustees who are not interested persons as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), and (ii) fees and expenses of counsel to the Independent Trustees, except for any (a) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Independent Trustees with respect thereto), and (b) extraordinary or non-routine fees or expenses. This expense reimbursement agreement may be terminated at any time by the Board, but may not be terminated by the Adviser prior to March 31, 2022.

Example
The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The example reflects the Fund’s expense reimbursement described above through March 31, 2022. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:
1 YEAR	3 YEARS
$30	$101